Katherine A. Beck

Tel 602.445.8349

Fax 602.445.8729

beckk@gtlaw.com

June 5, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C.  20549

Attention:Edward M. Kelly / Erin M. Purnell, Legal

Melissa Raminpour / Beverly A. Singleton, Accounting

Re:American Outdoor Brands, Inc.

Draft Registration Statement on Form 10

Submitted April 15, 2020

CIK 0001808997

Ladies and Gentlemen:

We express our appreciation for your prompt review of the initial, confidential draft Registration Statement on Form 10 (the “Draft Registration Statement”) of American Outdoor Brands, Inc. (formerly, American Outdoor Brands Spin Co.), a Delaware corporation (the “Company”).  On behalf of the Company, and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, we are confidentially submitting to the U.S. Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement together with responses to the comment letter to Brian Murphy of the Company, dated May 12, 2020 (the “Comment Letter”), provided by the staff (the “Staff”) of the Commission.  Amendment No. 1 includes an updated Information Statement (the “Information Statement”) and reflects revisions to the Draft Registration Statement made in response to the Comment Letter.

The Company’s responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type.  The numbers of the Company’s responses coincide with the comment numbers set forth in the Comment Letter. To further facilitate the Staff’s review, we are also sending, under separate cover, a marked copy of Amendment No. 1 and the Information Statement showing changes to the Draft Registration Statement.

Greenberg Traurig, LLP | Attorneys at Law

2375 East Camelback Road  |  Suite 700  |  Phoenix, Arizona 85016  | T +1 602.445.8000  | F +1 602.445.8100

www.gtlaw.com

U.S. Securities and Exchange Commission
June 5, 2020

Draft Registration Statement on Form 10 submitted April 15, 2020

Exhibit 99.1 - Information Statement
Our Amended and Restated Bylaws designate Delaware as the exclusive forum for certain litigation..., page 48

1.

Staff Comment:  Disclosure here and on page 128 indicates that your bylaws’ exclusive forum provision identifies the chancery court of Delaware as the sole and exclusive forum for some litigation, including any derivative action or proceeding. Revise the disclosure to make clear whether that provision applies to actions arising under the Securities Act or the Exchange Act. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or its rules and regulations and that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or its rules and regulations. If the provision applies to Securities Act claims, revise the disclosure to state that there is uncertainty whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. If the provision does not apply to actions arising under the Securities Act or the Exchange Act, ensure that the exclusive forum provision in your governing documents states this clearly, or tell us how you will inform investors in future filings, including any amendment to this information statement, that the provision does not apply to any action arising under the Securities Act or the Exchange Act.

Company Response:  Pursuant to the Staff’s request, the Company has added additional disclosure in the Information Statement to inform investors that the Delaware exclusive forum provisions of the Company’s Amended and Restated Bylaws are not intended to limit the forums available to the Company’s stockholders for actions or proceedings asserting claims arising under the Exchange Act or the Securities Act.

Treatment of Outstanding Equity Compensation Awards, page 51 (now page 52)

2.

Staff Comment:  Please revise your disclosure to further explain the basis for adjusting the SWBI awards by either the stockholder method or the employer method. Please explain in more detail the differences in the intrinsic value of the SWBI awards such that different adjustment methods are necessary. Please also clarify if anyone other than the persons identified in the table will be impacted by this system.

Company Response:  Pursuant to the Staff’s request, the Company has added additional disclosure in the Information Statement to explain the basis for adjusting the SWBI awards by either the stockholder method or the employer method, to explain the intrinsic value of the SWBI awards such that different adjustment methods are necessary, and to clarify that there are no other classes of individuals that would be impacted by this conversion methodology.

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com

U.S. Securities and Exchange Commission
June 5, 2020

Selected Historical Combined Financial Data
Non-GAAP Financial Measures, page 69 (now page 70)

3.

Staff Comment:  Refer to your discussion paragraph of Adjusted EBITDAS on page 69 and Item 10(e)(1)(i)(C) of Regulation S-K. Please expand to explain how this measure will improve an investor’s understanding of underlying performance trends. Also, explain how management uses this non-GAAP measure in an understanding of operating results and ongoing performance of the underlying performance trends, what is meant by your underlying performance trends, and better explain why you make material adjustments other than interest, taxes, or depreciation and amortization. Further, in the last sentence of the introductory paragraph, please revise to provide a distinction between your use of both the GAAP and non-GAAP financial measures in evaluating your financial performance. In this regard, the primary financial measure used should be GAAP net income/(loss), with Adjusted EBITDAS as a supplemental non-GAAP performance measure.

Company Response:  Pursuant to the Staff’s request, the Company has added additional disclosure in the Information Statement to expand on how Adjusted EBITDAS will improve an investor’s understanding of the underlying performance trends, explain how management uses this Non-GAAP measure, and clarify the distinction between GAAP and Non-GAAP financial measures. In addition to interest, tax, depreciation, and amortization, we also include items such as impairments, product recalls, and transaction costs as they are considered non-routine.

Overview and Highlights, page 71 (now page 72)

4.

Staff Comment:  We note you focus on your brands and the establishment of product categories in which you believe your brands will resonate strongly with the activities and passions of consumers. Further, in focusing on your brands and the operations of your business, you organize your creative, product development, sourcing, and e-commerce teams into four brand lanes, each of which focuses on one of four distinct consumer segments, Marksman, Defender, Harvester, and Adventurer, with each of your brands included in one of the brand lanes. Also, on page 93 you disclose that you have dedicated management teams assigned to each brand lane. We note that the SWBI operations to be transferred to you in the separation were considered a separate business segment of SWBI. However, in light of the planned spin off, tell us any reconsideration given to reflecting your four brand lanes into four separate operating and reportable business segments. Your response should address ASC 280-10-50-1 and ASC 280-10-50-10 through 12.

Company Response:  Although the Company has established four distinct brand lanes that resonate strongly with the activities and passions of consumers, the Company does not consider the brand lanes separate operating and reportable segments.

To make this determination, the Company considered the guidance within ASC 280-10-50-1, which states that an operating segment is a component of a public entity that has all of the following characteristics:

a)	It engages in business activities from which it may earn revenues and incur expenses

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com

U.S. Securities and Exchange Commission
June 5, 2020

(including revenues and expenses relating to transactions with other components of the same public entity).

Company Response:  The Company currently sells products under 20 distinct brands that make up the four brand lanes and include specific product sales that have identified revenue streams. However, these brand lanes are focused almost entirely on product development and marketing activities.  Other sales and business customer focused activities, operating activities, and administrative activities are not divided by brand lane and, therefore, expenses related to each brand lane are not accumulated or reviewed individually. Finally, there are no discrete financial statements by brand lane.

b)

Its operating results are regularly reviewed by the public entity’s Chief Operating Decision Maker, or CODM, to make decisions about resources to be allocated to the segment and assess its performance.

Company Response:  As noted above, discrete financial information is not available by brand lane and, therefore, there is no such information available to be reviewed by the CODM. The CODM reviews financial results for the business as a whole and makes strategic decisions and allocates resources based on that information.

c)	Discrete financial information is available.

Company Response:  As noted above, the Company has only one set of discrete financial statements that is regularly reviewed by the CODM. There are no discrete financial statements by brand lane.

Based on the analysis above, the Company has concluded that it has one operating segment. As a result of this conclusion, there were no reporting considerations that were necessary under the guidance ASC 280-10-50-10 through 12. The Company has added clarifying language regarding the information available related to brand lanes and has enhanced its disclosures related to segment reporting in the Information Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 74 (now page 75)

5.

Staff Comment:  In your analysis of results of operations, you often attribute changes in line items to a combination of several different factors. For example, you disclose that fiscal 2019 net sales compared with fiscal 2018 increased “primarily because of higher related party sales for electro-optics products; market acceptance of newly introduced shooting, hunting, and cutlery products over the past several years; increased revenue from strategic retailers, including large online retailers that had large bulk orders with discounted pricing in fiscal 2019; and inorganic revenue from the BUBBA acquisition; partially offset by lower third-party OEM and commercial electro-optics product revenue as a result of a general decline in firearm market conditions mentioned above.” When you list multiple factors that contributed to line item

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com

U.S. Securities and Exchange Commission
June 5, 2020

changes, please revise your disclosure to quantify, if possible, the impact of each material factor that you discuss. Refer to Item 303(a)(3) of Regulation S- K and Section III.D of Release No. 33-6835.

Company Response:  Pursuant to the Staff’s request, the Company has added additional disclosure in the Information Statement to quantify the impact of each material factor that contributes to line item changes, where possible.

Election of Directors, page 124 (now page 127)

6.	Staff Comment: Disclose whether holders of shares of common stock are entitled to cumulative voting rights in the election of directors.

Company Response:  Pursuant to the Staff’s request, the Company has added additional disclosure in the Information Statement to disclose that the Company’s Amended and Restated Certificate of Incorporation that will be in effect at the time of the Distribution will not provide the holders of the Company’s common stock cumulative voting rights in connection with the election of directors.

Where You Can Find More Information, page 129 (now page 133)

7.

Staff Comment:  We note the “not necessarily complete” language relating to statements in the information statement concerning any contracts or other documents filed as exhibits. Revise the disclosure to clarify that statements in the information statement concerning any contracts or other documents filed as exhibits include the material provisions of the contracts or other documents.

Company Response:  Pursuant to the Staff’s request, the Company has added additional disclosure in the Information Statement to clarify that the Company believes that statements in the information statement concerning any contracts or other documents filed as exhibits generally include the material provisions of such contracts or other documents.

Index to Combined Financial Statements, page F-1

8.

Staff Comment:  We note that the draft registration statement on Form 10 omits the required auditors’ report of independent registered public accounting firm pursuant to Rule 2-02 of Regulation S-X. In the next submission, please provide an auditors’ report covering the financial statements that are included in the Form 10. Please revise or advise.

Company Response:  Pursuant to the Staff’s request, the Company has added the Auditors’ Report of Independent Registered Public Accounting Firm to the Information Statement.

9.

Staff Comment:  We note from your disclosure in Note 14 (now Note 15) that sales to related parties to SWBI totaled $17.5 million, which represented 10% of total net sales for fiscal 2019. Revise to disclose amounts of material related party transactions on the face of the balance

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com

U.S. Securities and Exchange Commission
June 5, 2020

sheet, statement of comprehensive income, or statement of cash flows pursuant to Rule 4-08(k) of Regulation S-X.

Company Response:  Pursuant to the Staff’s request, the Company has included the reported sales to related parties on the face of the statement of comprehensive income in the Information Statement.

Note 1. Background, Basis of Presentation, and Summary of Significant Accounting Policies Significant Accounting Policies, Revenue Recognition, page F-6 (now page F-7)

10.

Staff Comment:  Refer to your discussion of revenue recognition on page F-11. Please expand to provide a disaggregation of your revenues by the four brand lanes, Marksman, Defender, Harvester, and Adventurer. Also, provide your revenues by geographic region and classes of trade, that is, online retailers, specialty retailers, dealers, distributors, and direct to consumer. Refer to ASC 606-10-50-5 and also to ASC 606-10-55-91 where categories of disaggregation for your revenues may include by type of good or service, that is, major product lines, timing of transfer of goods or services, and by sales channels.

Company Response:  Pursuant to the Staff’s request, the Company has added additional disclosure in the Information Statement to provide disaggregation of revenue by geographic region for domestic and international net sales.  The Company has also added disaggregation related to trade channel sales by providing a breakdown of sales between e-commerce and traditional brick-and-mortar customers. The Company believes this level of disaggregation illustrates how the Company measures the effectiveness of its sales structure and the performance of the Company and depicts the nature, amount, timing, and uncertainty of revenues and cash flows relevant to our investors in accordance with ASC 606-10-50-5.

As it relates to the Company’s four brand lanes, we considered the disaggregation of revenue guidance in ASC 606-10-50-5.  We do not believe the risk of uncertainty of revenues or cash flows, nor other considerations within the guidance, to be associated with our brand lanes and therefore not important to investors. As noted above, the Company does not manage the business by brand lane. The brand lanes exist to provide shared marketing, e-commerce, and product development resources only.  While the brands are organized by the types of activities that consumers prefer (e.g., the “Marksman” brand lane encompasses activities revolving around the shooting range, gun cleaning, and ammunition reloading), the revenue by brand lane, when taken together, isn’t meaningful enough to draw conclusions and therefore becomes difficult to determine why one brand lane performed better or worse than another.  The Company reviews the performance of each brand individually, however, providing that level of detail would be damaging to our competitive position given the relatively small size of some of our brand revenues.

In addition, given the small relative size of certain classes-of-trade, a small change in revenue could result in a misleading conclusion about the performance of the business.  As an example, an 80% change in revenue for a particular class-of-trade, or approximately $750,000, would both show the Company’s competitive position and disproportionately emphasize small quarter over

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com

quarter changes, given the fact that that particular class of trade represents less than 4.0% of the overall Company revenue and far from being material. The Company would then need to address as though these small changes were significant drivers, thus inadvertently promoting the changes as material information for investors.

* * * * *

Please note that the Company has included certain changes reflected in Amendment No. 1, including the Information Statement, other than those in response to the Staff’s comments.

Your prompt attention to the enclosed is greatly appreciated.  If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8349 or Bob Kant of our office at (602) 445-8302.

Sincerely,

Katherine A. Beck

cc:Brian D. Murphy, American Outdoor Brands, Inc.

H. Andrew Fulmer, American Outdoor Brands, Inc.

Robert S. Kant, Greenberg Traurig, LLP

John A. Shumate, Greenberg Traurig, LLP